Filer: ING Groep N.V.
                                        Subject: ReliaStar Financial Corporation
                                                    Subject File Number: 1-10640



(ING logo and ReliaStar logo letterhead)

Confidence.[TM]

WHEN IT COMES TO INNOVATIVE FINANCIAL THINKING

TWO HEADS

ARE BETTER THAN ONE.

RELIASTAR FINANCIAL CORP. WILL BE JOINING AMSTERDAM'S ING GROUP OF WORLDWIDE FINANCIAL SERVICES COMPANIES.

This union doubles the size of the ING presence in the United States, adding even more competitive scope and scale to the ING brand. The shared values of both organizations and their combined financial services operations, including insurance, banking and asset management subsidiaries, bring a dynamic new level of financial services performance, strength and opportunity to the marketplace. Customers, distributors, shareholders and employees alike will enjoy the benefits of:

o    An even broader array of competitive financial products and services
o    Expanded consumer finance education, support and convenience
o Increased support and product/service breadth for affiliated sales and adviser professionals
o Expanded opportunities to grow and prosper as part of one of the largest, integrated financial services companies in the world

This aggressive leap forward is designed to ensure continued growth, competitiveness and confidence in the financial services market and in the communities in which we live. For complete details, visit
WWW.INGAMERICAS.COM/CONFIDENCE.                 THE CONFIDENCE TO PUT YOU FIRST.
-------------------------------

IN THE AMERICAS . . .


ING Advisors Network            ING Funds                     ING Security Life
ING ASSET Management            ING Halifax                   ING Seguros
ING Bank of Canada              ING Institutional Markets     ING Southland Life
ING Bank of Montevideo          ING Insurance                 ING United Life
ING Barings                     ING Life of Georgia           ING USG Annuity
ING Commerce Group              ING Novex                     ING Variable Annuities
ING Direct                      ING Reinsurance               ING Vida
ING Equitable Life              ->                            ING Wellington
ING Fatum                       ING Risk Management           ING Western Union
ING Financial Services of NY    (Bermuda) LTD.

                                . . . and in nearly 60 other countries worldwide



                                                                      (ING logo)

1 800 465 3330          www.ingamericas.com                 NYSE: ING
                        -------------------


ING and ReliaStar will be filing a joint proxy statement/prospectus and other relevant documents concerning the merger with the United States Securities and Exchange Commission (the "SEC"). WE URGE INVESTORS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain the documents free of charge at the SEC'S website, www.sec.gov. In addition, documents filed with the SEC by ReliaStar will be available free of charge from the Secretary of ReliaStar at 20 Washington Avenue South, Minneapolis, MN 55401, Telephone (612) 372-5432. Documents filed with the SEC by ING will be available free of charge from the Investor Relations Department, Strawinskylaan 2631, 1077 ZZ Amsterdam, P.O. Box 810, 1000 Av. Amsterdam, The Netherlands 31-20541-5462. PLEASE READ THE JOINT PROXY STATEMENT/PROSPECTUS CAREFULLY BEFORE MAKING A DECISION CONCERNING THE MERGER. ReliaStar and its board of directors will be soliciting proxies from ReliaStar stockholders in favor of the merger. You can obtain more information about ReliaStar's directors and officers and their beneficial interests in ReliaStar's common stock from the SEC's website, www.sec.gov, and ReliaStar's website, www.reliastar.com.